# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energy Vault Holdings, Inc., CIK 0001828536
CUSIP: 29280W109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California (CA), 91362
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-048586
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 15,535,631; sole dispositive power 0; shared dispositive power 15,535,631; aggregate amount beneficially owned 15,535,631 (8.9% of the class)
- SoftBank Vision Fund (AIV M2) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,535,631; sole dispositive power 0; shared dispositive power 15,535,631; aggregate amount beneficially owned 15,535,631 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Energy Vault Holdings, Inc.
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, CA 91362

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")

SoftBank Vision Fund (AIV M2) L.P. ("AIV M2")
Address of principal business office or, if none, residence: The address for SBIA UK is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The address for AIV M2 is 1521 Concord Pike, Wilmington, DE 19803.
Citizenship: SBIA UK is organized under the laws of England and Wales. AIV M2 is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock as of March 31, 2026, based upon 174,146,636 shares of Common Stock outstanding as of March 31, 2026, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on April 17, 2026.

AIV M2 is the record holder of the securities reported herein.

SBIA UK has been appointed as alternative investment fund manager ("AIFM") of AIV M2. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing, voting and disposal of AIV M2's investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 8.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,535,631
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,535,631

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement (previously filed).

## Signatures
- SB Investment Advisers (UK) Limited: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/15/2026)
- SoftBank Vision Fund (AIV M2) L.P.: By: SB Investment Advisers (UK) Limited, its manager, By: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/15/2026)